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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission File Number: 001-15605

EarthLink, Inc. 401(k) Plan
Full title of the plan

EarthLink, Inc.        1375 Peachtree St., Atlanta, Georgia        30309
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

EarthLink, Inc. 401(k) Plan
Financial Statements and Supplemental Schedule

Year Ended December 31, 2003

Table of Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule of Assets (Held at End of Year)	8
Exhibits
23.1 Consent of Independent Registered Public Accounting Firm	11

Report of Independent Registered Public Accounting Firm

The Plan Administrators of the
EarthLink, Inc. 401(k) Plan

        We have audited the accompanying statements of net assets available for benefits of the EarthLink, Inc. 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

        Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                      /s/ Ernst & Young

Atlanta, Georgia
June 11, 2004

EarthLink, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits

	As of December 31,
	2003	2002
Investments, at fair value	$41,421,493	$26,002,918
Contributions receivable:
Employee	266,430	325,580
Employer	424,509	284,371

	690,939	609,951

Net assets available for benefits	$42,112,432	$26,612,869

See accompanying notes.

EarthLink, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003

Additions to net assets:
Net appreciation in fair value of investments	$8,039,377
Interest and dividend income	382,284
Contributions:
Rollover	773,834
Employee	8,736,490
Employer	2,515,317

Total contributions	12,025,641

Total additions	20,447,302
Deductions from net assets:
Benefit payments to participants	4,947,739

Total deductions	4,947,739

Net increase	15,499,563
Net assets available for benefits:
At beginning of year	26,612,869

At end of year	$42,112,432

See accompanying notes.

EarthLink, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2003

1.     Description of Plan

General

        The following description of the EarthLink, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        The Plan is a defined contribution 401(k) plan established on January 1, 1997, to provide benefits to the eligible employees of EarthLink, Inc. (the Company) in accordance with the provisions of the Plan agreement. The Plan was amended and restated effective January 1, 2002. Effective January 1, 2002, all employees, as defined, over 18 years of age are eligible to participate on the first of the month following 30 days of employment with the Company. The Company is the administrator of the Plan and Putnam Fiduciary Trust Company is the Plan trustee (the Trustee).

Contributions

        Participants defined as Non-Highly Compensated Employees may contribute between 1% and 60% of their Plan Compensation (as defined) on a pretax basis, and participants defined as Highly Compensated Employees may contribute between 1% and 15% of their Plan Compensation on a pretax basis. Participant contributions are limited to a maximum of $12,000 during the year ended December 31, 2003 in accordance with Section 402(g) of the Internal Revenue Code (IRC). The Plan allows certain employees who attain age 50 or older in a calendar year to make additional "catch-up" contributions of up to $2,000 after the employee's contributions reach the 402(g) limit.

        The Company may make a discretionary matching contribution and determines the terms of the discretionary matching contribution annually. During the year ended December 31, 2003, the Company matched 50% of the first 2% of Plan Compensation that a participant contributed to the Plan and 33% of the next 4% of Plan Compensation. Additionally, in accordance with the matching contribution provisions approved for the year ended December 31, 2003, the Company matching contribution is calculated each pay period and also recalculated based on the ratio of Match Eligible Contributions (as defined) to Plan Compensation, and a true-up contribution is made accordingly to each participant, if necessary. The Company contributed an additional $217,000 in true-up contributions for the year ended December 31, 2003.

        Both Company contributions and participant contributions are invested as directed by the individual participants into the various investment options.

Participant Accounts

        Each participant's account is credited with the participant's contributions, Company contributions, loan interest (if applicable) and an allocation of Plan earnings and losses based upon individual participant investment elections.

        Participants may change their investment elections at any time during the year. Participants who terminate employment other than by retirement, disability or death are entitled to all of their contributions plus a portion of the Company contributions based on years of service. The percentage of vesting in the Company's contributions is determined as follows: 25% after one full year of service, increasing 25% for each additional year of service up to 100% after four years of service.

        Participants are fully vested and entitled to receive their full account balance upon normal or early retirement, disability or death. Normal retirement age is 59 1/2 years.

        Distribution of vested account balances will be made to participants following termination of employment from the Company or to the designated beneficiary or beneficiaries following a participant's death. In-service withdrawals may be made by participants who have attained age 59 1/2. In-service withdrawals from pretax contributions may also be made upon the participant's ability to prove financial hardship.

Participant Loans

        A participant may borrow against his or her account a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the participant's vested account balance. Loans bear interest at the prime rate plus 1%. As of December 31, 2003, the range of annual interest rates on loans outstanding was 5.0% to 10.5%. Loans are repaid in biweekly installments of principal and interest through direct payroll deductions. Loan repayment terms range from one to five years or in excess of five years for loans pertaining to the purchase of a participant's primary residence.

Forfeitures

        Forfeitures result from participants terminating their employment with the Company prior to becoming fully vested in their Company contributions. Forfeitures are used to reduce future Company contributions. During the year ended December 31, 2003, approximately $211,000 of forfeitures were used to reduce Company contributions. At December 31, 2003 and 2002, there was approximately $3,000 and $2,000, respectively, of forfeitures available to reduce future Company contributions.

Plan Termination

        Although it has not expressed any intent to do so, the Company has the right to terminate the Plan and/or cease to make contributions under the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. In the event of Plan termination, participants will become 100% vested in their account balances.

2.     Summary of Significant Accounting Policies

Basis of Presentation

        The accompanying financial statements have been prepared using the accrual method of accounting. Benefits are recorded when paid to participants.

Use of Estimates

        The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investments

        The Plan's investments are stated at fair value. Mutual funds and common/collective trusts are managed by the Plan's Trustee and others and are carried at fair value based on quoted redemption values. Common stock is stated at fair value based on the quoted market value from a national exchange. The participant loans are stated at face value, which approximates fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded based on the ex-dividend date.

        Included in the statement of changes in net assets available for benefits is net appreciation in the fair value of the Plan's investments, which consists of the realized gains or losses related to the sales of investments and the unrealized appreciation or depreciation on those investments for the year.

Expenses

        Certain administrative expenses were paid by the Plan's sponsor, including annual custodial fees, Form 5500 and Securities and Exchange Commission filing fees as well as professional fees.

3.     Investments

        The following is a summary of investments held by the Plan that represent 5% or more of the Plan's net assets at the end of the year:

	As of December 31,
	2003	2002
Investments:
Mutual Funds:
Putnam Money Market Fund	$3,611,163	$2,990,611
Putnam New Opportunities Fund	4,723,783	3,046,667
Putnam Asset Allocation—Growth Portfolio	3,306,561	2,429,321
Putnam New Value Fund	5,984,806	3,887,746
Putnam International Growth Fund	—	1,639,868
Putnam International Equity Fund	2,696,189	—
American Funds Growth Fund of America	4,170,263	2,286,052
Putnam Capital Opportunities	2,401,583	1,479,713
Putnam Income Fund	*	1,489,412
Common/Collective Trusts:
Putnam S&P 500	4,948,406	2,425,971
Common Stock:
EarthLink, Inc. Common Stock	2,968,569	1,447,684

*
Investment balance represents less than 5% of net assets at year end.

        The following table presents net appreciation in fair value of investments by major investment type for the year ended December 31, 2003:

Mutual funds	$5,672,031
Common/collective trusts	975,350
Common stock	1,391,996

Net appreciation in fair value of investments	$8,039,377

4.     Party-in-Interest Transactions

        The Plan's investments include shares of mutual funds managed by the Trustee and Company common stock, and therefore, these transactions qualify as party-in-interest transactions as allowed for under ERISA. Trustee and administrative fees paid by the Company on behalf of the Plan were $67,000 for the year ended December 31, 2003.

5.     Tax Status of the Plan

        The Plan has elected to rely on the favorable opinion letter from the Internal Revenue Service dated August 9, 2002, stating that the written form of the prototype nonstandardized plan document is qualified as to the form under IRC Section 401(a) and is therefore exempt from tax under IRC Section 501(a). Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualifications. The Plan's sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6.     Concentration of Market and Credit Risk

        The Plan's exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan's concentration of credit risk and market risk is dictated by the Plan's provisions as well as those of ERISA and the participants' investment preferences. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in risks in the near term could materially affect participant account balances and the amounts reported in the financial statements.

7.     Subsequent Events

        Effective January 1, 2004, the Company increased the matching contribution to 50% of the first 6% of Plan Compensation that a participant contributed to the Plan.

        In February 2004, the Company commenced a rescission offer for shares of Company common stock held by the Plan that were not registered under the Securities Act of 1933. In April 2004, the Company completed the offer and purchased approximately 48,000 shares of Company common stock held by the Plan and deposited $1.0 million into the Plan for the accounts of certain Plan participants.

        The Company has closed several customer contact centers in an effort to restructure and streamline its contact center operations. The restructuring efforts resulted in the termination of approximately 2,900 employees, including 330 participants who received Plan distributions during 2003. During 2004, the Company evaluated the effect of the customer support restructuring efforts on the Plan and, accordingly, voluntarily determined that the Plan incurred a partial plan termination as a result of its restructuring efforts. Therefore, each affected Plan participant who was employed at a contact center on the date of that center's closure became fully vested in his/her Company contributions as of the date of his/her termination. The Company will contribute approximately $78,000 to restore Company contributions forfeited by affected participants who had previously received Plan distributions during the year ended December 31, 2003.

Supplemental Schedule

EarthLink, Inc. 401(k) Plan
EIN: 58-2511877    Plan Number: 001
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2003

Identity of Issuer	Description of Asset	Current Value
*Putnam Fiduciary Trust Company	Putnam Capital Opportunities	$2,401,583
*Putnam Fiduciary Trust Company	George Putnam Fund of Boston	2,038,316
*Putnam Fiduciary Trust Company	Money Market Fund	3,611,163
*Putnam Fiduciary Trust Company	New Opportunities Fund	4,723,783
*Putnam Fiduciary Trust Company	Asset Allocation—Growth Portfolio	3,306,561
*Putnam Fiduciary Trust Company	New Value Fund	5,984,806
*Putnam Fiduciary Trust Company	International Equity Fund	2,696,189
*Putnam Fiduciary Trust Company	Income Fund	2,083,972
American Funds Group	Growth Fund of America	4,170,263
*Putnam Fiduciary Trust Company	Asset Allocation—Balanced Portfolio	1,047,573
*Putnam Fiduciary Trust Company	Asset Allocation—Conservative Portfolio	458,212
*Putnam Fiduciary Trust Company	S&P 500	4,948,406
*EarthLink, Inc.	Common Stock, 296,857 shares	2,968,569
*Participant loans	Annual interest rates ranging from 5% to 10.5% and maturity dates through 2030	982,097

		$41,421,493

*
Indicates party-in-interest to the Plan as defined by ERISA.

REQUIRED INFORMATION

ITEM 1: Not applicable

ITEM 2: Not applicable

ITEM 3: Not applicable

ITEM 4: Financial Statements and Exhibits

  (a)
  Financial Statements:

  Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed in the index to Financial Statements in lieu of the requirements of items 1 through 3 above.

  (b)
  Exhibits:

  23.1
  Consent of Independent Registered Public Accounting Firm.

SIGNATURES

        Pursuant to the requirements of the Securities and Exchange Act of 1934, EarthLink, Inc. as Plan Administrator has duly caused this Annual Report on Form 11-K for the year ended December 31, 2003, to be signed on its behalf by the undersigned hereunto duly authorized.

EARTHLINK, INC. 401(K) PLAN
Date: June 28, 2004	/s/ KEVIN M. DOTTS Kevin M. Dotts, Chief Financial Officer

QuickLinks

EarthLink, Inc. 401(k) Plan Financial Statements and Supplemental Schedule Year Ended December 31, 2003 Table of Contents
Report of Independent Registered Public Accounting Firm
EarthLink, Inc. 401(k) Plan Statements of Net Assets Available for Benefits
EarthLink, Inc. 401(k) Plan Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2003
EarthLink, Inc. 401(k) Plan Notes to Financial Statements December 31, 2003
Supplemental Schedule
SIGNATURES